August 10, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Global Crossing (UK) Telecommunications Limited

Form 20-F for Fiscal Year Ended December 31, 2009

Filed April 8, 2010

File No. 333-126464-01

Global Crossing (UK) Finance Plc

Form 20-F for Fiscal Year Ended December 31, 2009

Filed April 8, 2010

File No. 333-126464

Dear Mr. Spirgel:

Reference is made to your letter addressed to Edward T. Higase, Managing Director of Global Crossing (UK) Telecommunications Limited and Global Crossing (UK) Finance Plc (collectively, the "Company"), dated July 27, 2010 and transmitted to the Company via facsimile transmission cover sheet dated July 30, 2010 (the "Comment Letter").

As discussed in a telephonic conversation earlier today among Senior Staff Accountant Melissa Hauber, Global Crossing Limited Chief Accounting Officer Robert Klug and myself, the Company intends to respond by August 13, 2010 with the information requested in the Comment Letter.

Very truly yours,

/s/ Mitchell Sussis
Name: Mitchell Sussis
Title: Secretary and Deputy General Counsel, Global Crossing Limited

cc: Edward T. Higase, Managing Director